UNITED STATES

SECURITIES AND EXCHANGE COMMISSION

Washington, DC 20549

_____________

FORM 6-K

Report of Foreign Issuer

Pursuant to Rule 13a-16 or 15d-16 of

the Securities and Exchange Act of 1934

For March 21, 2017

Commission file number: 1-13.396

Transportadora de Gas del Sur S.A.

Don Bosco 3672, Fifth Floor

1206 Capital Federal

Argentina

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F  X  Form 40-F

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1): __

Indicate by check mark if registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7): __

Indicate by check mark whether the registrant by furnishing the information contained in this Form is also thereby furnishing the information to the Commission pursuant to the Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes   No X

If "Yes" is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b):

Autonomous City of Buenos Aires, March 15, 2017.

Messrs.

Comisión Nacional de Valores

Mercado de Valores de Buenos Aires S.A.

Bolsa de Comercio de Buenos Aires

(Gerencia Técnica y de Valores Negociables)

Mercado Abierto Electrónico S.A.

Ref.: Material fact. Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation. Article 64 of Section VII of Chapter II of Title III of Comisión Nacional de Valores Rules (New Text 2013)

Dear Sirs,

I am writing to you, in my capacity as Head of Market Relations of Transportadora de Gas del Sur S.A. ("TGS" or the “Company”), in connection with the Public Offer to Purchase after Change of Control and acquisition of Indirect Material Participation on Class B Common Shares, representing up to 24.5% of the capital stock of TGS (the "Offer"), made by Grupo Inversor Petroquímica SL, WST SA And PCT LLC (the "Offerors") and timely informed by the Company as a material fact to the Market.

In this regard, I would like to inform you that on this date the Offerors informed the Result of the Offer, as indicated in the note that is hereby attached, that the Acceptance Period of the Offer has ended, in accordance with the terms of the "Prospectus for the Public Offer to Purchase of Class B Shares of Transportadora de Gas del Sur S.A." dated February 6, 2017.

Yours sincerely,

Nicolás M. Mordeglia

Head of Market Relations

Autonomous City of Buenos Aires, March 15, 2017.

Mr. Chairman of

Transportadora de Gas del Sur S.A.

Don Bosco 3672 5th Floor (C1206ABD)

Ref.: Mandatory Public Offering.

CNV approval of formal terms of TGS

Mandatory Public Offering.

We are writing to you, in our role as representatives of GRUPO INVERSOR PETROQUÍMICA S.L., WST S.A. and PCT LLC (the "Offerors"), in connection with (i) the Mandatory Public Offering (the "Offer") made by the Offerors for a maximum of 194.651.345 Class B common shares (the “Shares”) representative of up to 24.5% of the total of the share capital of Transportadora de Gas del Sur S.A. (the “Company”), and (ii) the Mandatory Public Offer in the United States of America (the “US Offer”) for the acquisition of  the Shares owned by U.S. holders and “American Depositary Shares” issued in the United States of America (the “ADS”).

In accordance with the provisions of the prospectus dated February 6, 2017 and pursuant to the provisions of Article 64 of Section VII of Chapter II of Title III of Comisión Nacional de Valores Rules (New Text 2013) (“CNV”), we hereby inform you that after the expiration of the Acceptance Period of the Offer on Wednesday March 15, 2017, a total of 4,003 shares representing approximately 0.0005% of the share capital of the Company, which were accepted by the Offerors.

With respect to the US Offer, it has been received a total of (i) 8,853.542762 ADS, and (ii) 0 Shares held by US holders, which represent approximately the 0.0055% of the Company's share capital, which were accepted by the Offerors.

In this regard, we request to publish as a material fact on the CNV´s Financial Information Highway and inform to Buenos Aires Stock Exchange, the notice of results that is attached as Annex I.

Yours sincerely,

GRUPO INVERSOR PETROQUÍMICA S.L.

WST S.A.

PCT LLC

Notice of Results

Circulation Restricted to the Territory of the Argentine Republic.

GRUPO INVERSOR PETROQUÍMICA S.L.

WST S.A.

PCT LLC

MANDATORY PUBLIC OFFERING OF ALL CLASS B COMMON SHARES REPRESENTATIVE OF UP TO 24.5% OF THE TOTAL COMMON STOCK OF TRANSPORTADORA DE GAS DEL SUR S.A.

Listed on Mercado de Valores de Buenos Aires S.A.

The authorization to carry out this Mandatory Public Offering was granted by the Comisión Nacional de Valores ("CNV"), through the Board of Directors' Resolution dated December 22, 2016. This authorization only means that the established requirements have been met in terms of information. The CNV has not given judgment on the data contained in the prospectus.

Notice of Results of the Mandatory Public Offering of Shares of Transportadora de Gas del Sur S.A.

Hereby, GRUPO INVERSOR PETROQUÍMICA S.L. ("GIP"), WST S.A. ("WST") and PCT LLC ("PCT" and together with GIP and WST, the "Offerors") report the results of (i) the mandatory public offering (the "Offer") of Class B shares (the "Shares") of Transportadora de Gas del Sur S.A. ("TGS"), and (ii) the mandatory public offering in the United States of America (the "US Offer" and, together with the Offer, the "Offers"), for the acquisition of Shares owned by U.S. holders and of “American Depositary Shares” issued in the United States of America (the "ADS"), for a maximum of 194,651,345 Shares (including those represented in ADS), representing up to 24.5% of the capital share of TGS.

The terms and conditions of the Offer are detailed in the prospectus dated February 6, 2017 (the "Prospectus") and in the notice of Launch of the Offer also dated February 6, 2017, which were published in the Daily Gazzette of the Buenos Aires Stock Exchange (the "BCBA") - in the exercise of the powers delegated by the Mercado de Valores de Buenos Aires S.A. (the "Merval") to the BCBA, pursuant to Resolution No. 17,501 of the CNV - dated February 6, 2017, and on the CNV's website (www.cnv.gob.ar), following this instructions: Financial Information/Issuers /Transportadora de Gas del Sur S.A. / Material facts. Terms beginning with a capital letter that are not defined in this notice shall have the meaning assigned to them in the Prospectus.

In accordance with the provisions of the Prospectus and after the expiration of Acceptance Period of the Offer on March 15, 2017, the results of the Offers are as follows:

1)

Results of the Offer:

•

Number of Shares that validly participated: 4,003 Shares.

•

Amount to be paid by Offerors: 73,615.17 Pesos.

•

Offer Settlement Date: March 22, 2017.

2)

Results of the US Offer:

•

Number of ADSs that validly participated: 8,853.542762 ADSs (each ADS represents 5 Shares).

•

Number of Shares owned by US Holders that validly participated: 0 Shares.

•

Amount to be paid by Offerors: 51,852.44 USD.

•

US Offer Settlement Date: March 22, 2017.

As a result, it is reported that as a result of the Offers (and once they are settled), GIP, WST and PCT will be directly and indirectly holders of TGS Shares (including shares underlying TGS´s ADSs) representing 25.506% of TGS 'share capital and voting rights.

SIGNATURES

Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Transportadora de Gas del Sur S.A.

By:	/s/Alejandro M. Basso
	Name:	Alejandro M. Basso
	Title:	Vice President of Administration, Finance and Services

By:	/s/Nicolás M. Mordeglia
	Name:	Nicolás M. Mordeglia
	Title:	Legal Affairs Vice president

Date: March 21, 2017